Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Nine Months Ended	Year Ended December 31
	September 30, 2005	2004	2003	2002	2001	2000
Earnings:
Earnings (loss) before income taxes and net earnings in equity affiliates	$732	$1,042	$847	$(27)	$651	$978
Plus:
Fixed charges exclusive of capitalized interest	95	132	153	168	208	217
Amortization of capitalized interest	7	10	10	11	10	10
Adjustments for equity affiliates	1	6	3	6	26	20

Total	$835	$1,190	$1,013	$158	$895	$1,225

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$62	$90	$107	$128	$169	$177
Rentals—portion representative of interest	33	42	46	40	39	40

Fixed charges exclusive of capitalized interest	95	132	153	168	208	217
Capitalized interest	4	3	3	5	13	16

Total	$99	$135	$156	$173	$221	$233

Ratio of earnings to fixed charges	8.4	8.8	6.5	—	4.0	5.3

Deficiency of earnings to fixed charges	$—	$—	$—	$(15)	$—	$—